UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                   SCHEDULE TO

         TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                ----------------
                        WESTIN HOTELS LIMITED PARTNERSHIP
                            (Name of Subject Company)

                              KALMIA INVESTORS, LLC
                       MERCED Partners Limited Partnership
                               Smithtown Bay, LLC
                         Global Capital Management, Inc.
                               John D. Brandenborg
                                 Michael J. Frey
                                (Name of Offeror)

                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                   960 377 109
                      (Cusip Number of Class Of Securities)

                                 Michael J. Frey
                            c/o Kalmia Investors, LLC
                         601 Carlson Parkway, Suite 200
                              Minnetonka, MN 55305
                                 (888) 323-3757
           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Offeror)

                                 With a copy to:

                               Gary J. Wolfe, Esq.
                               Seward & Kissel LLP
                             One Battery Park Plaza
                            New York, New York 10004
                            Telephone: (212) 574-1200
                            Facsimile: (212) 480-8421

                                ----------------

                            CALCULATION OF FILING FEE
================================================================================

                     TRANSACTION VALUATION:* $40,287,500.00
                     AMOUNT OF FILING FEE:        $3,259.26

* FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION ASSUMES THE PURCHASE OF 73,250 UNITS AT A PURCHASE PRICE OF $550 PER UNIT OF LIMITED PARTNERSHIP INTEREST IN THE PARTNERSHIP. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS $80.90 PER ONE MILLION DOLLARS OF THE VALUE OF SUCH UNITS.
================================================================================

|_|  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filling.

               Amount Previously Paid:            Not Applicable

               Form or Registration No.:          Not Applicable

               Filing Party:                      Not Applicable

               Date Filed:                        Not Applicable

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|  Third-party tender offer subject to Rule 14d-1

|_|  Issuer tender offer subject to Rule 13e-4

|_|  Going-private transaction subject to Rule 13e-3

|X|  Amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

================================================================================

This Tender Offer Statement on Schedule TO relates to the offer by Kalmia Investors, LLC, a Delaware limited liability company ("Kalmia" or the "Purchaser"), and Merced Partners Limited Partnership, Smithtown Bay, LLC, Global Capital Management, Inc., John D. Brandenborg and Michael J. Frey, to purchase up to 73,250 units of limited partnership interest ("Units") of Westin Hotels Limited Partnership, a Delaware Limited Partnership (the "Partnership"), at $550 per Unit, without interest thereon, less the amount of any distributions declared or paid on or after October 1, 2003 in respect of that Unit, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 6, 2003, and in the related Agreement of Sale (which, together with any amendments or supplements, constitute the "Offer"), copies of which are attached as Exhibits (a)(1)-1 and (a)(1)-2, respectively. Unitholders who tender their Units to us will not be obligated to pay the $50.00 transfer fee per transferring Unitholder charged by the Partnership, as this cost will be borne by the Purchaser. The 73,250 Units specified above constitute approximately 54% of the outstanding Units.

ITEM 1.   SUMMARY TERM SHEET.

The information set forth in the "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.   SUBJECT COMPANY INFORMATION.

The name of the subject company is Westin Hotels Limited Partnership (the "Partnership"), a Delaware limited partnership, and the address of its business office is 1111 Westchester Avenue, White Plains, New York 10604. The Partnership's telephone number is (800) 323-5888.

The information set forth in the "Introduction" and Section 7 ("Purpose and Effect of the Offer") of the Offer to Purchase is incorporated herein by reference.

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.

The information set forth in Section 11 ("Certain Information Concerning the Purchaser") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.   TERMS OF THE TRANSACTION.

The information set forth in the "Introduction", Section 1 ("Terms of the Offer"), Section 2 ("Acceptance for Payment and Payment for Units"), Section 3 ("Procedures for Tendering Units"), Section 4 ("Withdrawal Rights"), Section 5 ("Extension of Tender Period; Termination; Amendment") and Section 6 ("Certain U.S. Federal Income Tax Considerations") of the Offer to Purchase is incorporated herein by reference.

ITEM 5.   PAST CONTACTS, TRANSACTION, NEGOTIATIONS AND AGREEMENTS.

The  information  set  forth  in  Section  9  ("Past   Contacts,   Transactions,
Negotiations anD Agreements") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE   OFFEROR.

The information set forth in the "Introduction", Section 7 ("Purpose and Effects of the Offer") and Section 8 ("Future Plans") of the Offer to Purchase is incorporated herein by reference.

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in the "Introduction" and Section 11 ("Certain Information Concerning the Purchaser") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The Purchaser has not directly or indirectly employed, retained or compensated anyone to make solicitations or recommendations in connection with this Offer. The Purchaser has not employed or used, nor will it employ or use, any employees or corporate assets of the Partnership in connection with this Offer.

The information set forth in the "Introduction" and Section 15 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

     A summary of the unaudited financial statements of Merced Partners Limited Partnership ("Merced") is set forth in Section 11 of the Amended Offer to Purchase ("Certain Information Concerning the Purchaser"), which is incorporated herein by reference, and a complete set of unaudited financial statements for Merced for the years ended December 31, 2002 and 2001, and its unaudited statements of financial condition for the periods ending August 31, 2003, June 30, 2003, and March 31, 2003 has been filed as Exhibit (a)(1)-5 to this Schedule TO. Merced is the sole owner of all of the members of Kalmia, including its manager, Smithtown Bay, LLC.

ITEM 11.  ADDITIONAL INFORMATION.

The information set forth in the "Introduction," Section 7 ("Purpose and Effects of the Offer"), Section 9 ("Past Contacts and Negotiations with General Partner") and Section 14 ("Certain Legal Matters and Required Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

ITEM 12.  EXHIBITS.

     (a)(1)-1       Offer to Purchase, dated October 6, 2003.

     (a)(1)-2       Agreement of Sale.

     (a)(1)-3       Cover  Letter,  dated  October 6, 2003,  from  Purchaser  to
                    Unitholders.

     (a)(1)-4       Summary  Publication  of Notice of Offer  dated  October  6,
                    2003.

     (a)(1)-5. Unaudited financial statements for the years ended December 31, 2002 and 2001, and unaudited statements of financial condition as of August 31, 2003, June 30, 2003 and March 31, 2003, of Merced Partners Limited Partnership.

     (a)(1)-6       Press Release of the Purchaser, dated October 6, 2003.

     (a)       Not applicable.

     (a)       Not applicable.

     (a)       Not applicable.

     (a)       Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      KALMIA INVESTORS, LLC

                                        By: Smithtown Bay, LLC
                                            Its Manager

                                        By: Global Capital Management, Inc.
                                            Its Manager

                                        By: /s/ Michael J. Frey
                                            -------------------
                                            Name: Michael J. Frey
                                            Title: Chief Executive Officer

                                        Dated: October 6, 2003

                                      SMITHTOWN BAY, LLC

                                        By: Global Capital Management, Inc.
                                            Its Manager

                                        By: /s/ Michael J. Frey
                                            -------------------
                                            Name: Michael J. Frey
                                            Title: Chief Executive Officer

                                      Dated: October 6, 2003


                                      MERCED PARTNERS LIMITED
                                      PARTNERSHIP

                                        By: /s/ Michael J. Frey
                                            -------------------
                                            Name: Michael J. Frey
                                            Title: Chief Executive Officer

                                      Dated: October 6, 2003


                                      GLOBAL CAPITAL MANAGEMENT, INC.

                                        By: /s/ Michael J. Frey
                                            -------------------
                                            Name: Michael J. Frey
                                            Title: Chief Executive Officer

                                      Dated: October 6, 2003


                                      MICHAEL J. FREY

                                        By: /s/ Michael J. Frey
                                            -------------------

                                      Dated: October 6, 2003


                                      JOHN D. BRANDENBORG

                                        By: /s/ John D. Brandenborg
                                            -----------------------

                                      Dated: October 6, 2003

                                  EXHIBIT INDEX

Exhibit
Number                        Description                                   Page
-----------                   -----------                                   ----

(a)(1)-1                Offer to Purchase, dated October 6, 2003.

(a)(1)-2                Agreement of Sale.

(a)(1)-3                Cover Letter, dated October 6, 2003, from
                        Purchaser to Limited Partners.

(a)(1)-4                Summary Publication of Notice of Offer dated
                        October 6, 2003.

(a)(1)-5 Unaudited financial statements for the years ended December 31, 2002 and 2001, and unaudited statements of financial condition as of August 31, 2003, June 30, 2003 and March 31, 2003, of Merced Partners Limited Partnership.

(a)(1)-6                Press Release of the Purchaser, dated
                        October 6, 2003.

(b)                     Not applicable.

(d)                     Not applicable.

(g)                     Not applicable.

(h)                     Not applicable.

21919.0001 #433258